UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Envivio, Inc.

(Name of Subject Company (Issuer))

Cindy Acquisition Corp.

(Offeror)
a direct wholly owned subsidiary of

Ericsson Inc.

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

29413T106
(CUSIP Number of Class of Securities)

John Moore, Esq.
Ericsson Inc.
6300 Legacy Drive
Plano, TX 75024
Tel: (972) 538-0572
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$134,094,785	$15,582

(1)          The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $4.10 (i.e., the per share tender offer price) by (y) the sum of (a) 28,367,872 shares of Envivio common stock issued and outstanding and (b) 4,338,173 shares subject to issuance pursuant to stock options and restricted stock units granted and outstanding under the Envivio, Inc. 2012 Stock Incentive Plan, the Envivio, Inc. 2010 Stock Option Plan and the Envivio, Inc. 2000 Stock Option Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of September 18, 2015, the most recent practicable date.

(2)          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001162, which is the current fee rate for October 1, 2014 to September 30, 2015.

☒                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,582	Filing Party: Cindy Acquisition Corp. and Ericsson Inc.
Form or Registration No.: Schedule TO	Date Filed: September 28, 2015

☐                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Cindy Acquisition Corp., a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation (the “Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 28, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Envivio, Inc., a Delaware corporation (“Envivio”), at a price of $4.10 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO.

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Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on October 26, 2015. The Offer was not extended. The Depositary has advised us that, as of the Expiration Date, 26,326,855 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 93 percent of the currently issued and outstanding Shares. In addition, Notices of Guaranteed Delivery had been delivered for 58,467 Shares, representing approximately 0.2 percent of the currently issued and outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, on October 27, 2015, Parent and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and without a vote or meeting of Envivio stockholders pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, the Purchaser was merged with and into Envivio, with Envivio continuing as the surviving corporation and a subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the Merger Consideration, subject to any required withholding of taxes, except for (i) Shares then held by Envivio as treasury stock or held by Purchaser that were accepted for payment by Purchaser in the Offer, all of which were canceled and retired and ceased to exist, and (ii) Shares that were held by any stockholder of Envivio who properly demanded appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger.

The Shares will no longer be listed on the NASDAQ Stock Market.

On October 27, 2015, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The press release announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(ii) hereto and it is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(ii) Press Release issued by Ericsson Inc., dated October 27, 2015.”*

*Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2015

CINDY ACQUISITION CORP.

By:	/s/ John Moore
	Name:	John Moore
	Title:	Director, Vice President and Secretary

ERICSSON INC.

By:	/s/ John Moore
	Name:	John Moore
	Title:	Vice President and General Counsel

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